Exhibit 97

INCENTIVE COMPENSATION RECOVERY POLICY
(aka CLAWBACK POLICY)

Introduction, Statement of Purpose, and Scope

The Board of Directors (Board) has approved this Incentive Compensation Recovery Policy, also colloquially referred to as the “Clawback” Policy (the Policy), to describe the circumstances under which Covered Executives will be required to repay or return Incentive Compensation. This Policy applies to Covered Executives of both Independent Bank Corp. and Rockland Trust Company (collectively the Company).

This Policy will apply whether or not a Covered Executive is serving at the time the Excess Compensation is required to be repaid. This Policy will apply without regard to whether any misconduct occurred or whether the Covered Executive had any individual knowledge or responsibility related to the erroneous financial statements necessitating the relevant Accounting Restatement. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Capitalized terms used in this Policy are defined below.

Policy Statement

BOARD ROLE: The Board is responsible for:
(a)Approving and periodically reviewing this Policy;
(b)Implementing and ensuring compliance with this Policy;
(c)The Board has delegated administration of this Policy to the Compensation Committee of the Board (the Committee). The Board authorizes the Committee to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any determinations made by the Committee shall be final and binding on all those affected.

MANAGEMENT ROLE AND RESPONSIBILITIES:
(a)The Board directs the Chief Executive Officer and Chief Financial Officer, or either of them acting individually, to immediately bring any Accounting Restatement to the attention of the Board and the Committee.
(b)As a condition of participation in incentive compensation plans offered by the Company each Covered Executive is required to sign and return to the Company an acknowledgement form pursuant to which the Covered Executive will agree to be bound and abide by the terms of this Policy (Acknowledgement Form).
(c)The General Counsel will draft and, if and as necessary, update and revise the Acknowledgement Form.
(d)The Chief Human Resources Officer will be responsible for collecting and maintaining signed Acknowledgment Forms from Covered Executives.
(e)The General Counsel will, when circumstances warrant, recommend revisions to this Policy to the Board for approval.

ACCOUNTING RESTATEMENT; RECOUPMENT OF EXCESS COMPENSATION:
In the event of an Accounting Restatement, the Company will recover reasonably promptly any Excess Compensation. The Committee will promptly determine the amount of any Excess Compensation for each Covered Executive in connection with an Accounting Restatement and promptly then provide each Covered Executive with a written notice of the required repayment or return, setting forth the amount of Excess Compensation due. For Eligible Incentive Compensation based on (or derived from) stock price or total shareholder return where the amount of Excess Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount will be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Eligible Incentive Compensation was Received (in which case, the Company will maintain documentation of the determination of such reasonable estimate and provide such documentation to Nasdaq).

The Committee has broad discretion, based on all applicable facts and circumstances, including consideration of pursuing an appropriate balance of cost and speed of recovery, to determine the appropriate means to recover Excess Compensation, subject to a decision occurring reasonably promptly. To the extent that the Committee determines that a method of recovery other than repayment by the Covered Executive in a lump sum in cash or property is appropriate, the Company will determine alternative means of recovery, which may include an offer to enter into a repayment agreement (in a form reasonably acceptable to the Committee) with the Covered Executive. For the avoidance of doubt, except as set forth below, in no event may the Company accept an amount that is less than the amount of Excess Compensation in satisfaction of a Covered Executive’s obligations under this Policy.

To the extent that a Covered Executive fails to repay all Excess Compensation when due, the Company will take all actions reasonable and appropriate to recover the Excess Compensation. The Covered Executive may, in the discretion of the Committee, be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) in recovering such Excess Compensation in accordance with the immediately preceding sentence.

Notwithstanding anything in this Policy to the contrary, the Company will not be required to take the actions contemplated by this Policy if the following conditions are met and the Committee determines that recovery would be impracticable:

1)The direct expenses paid to a third party to assist in enforcing the Policy against a Covered Executive would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the Excess Compensation, documented its attempts, and provided documentation of those efforts to Nasdaq.

2)Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Excess Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq.

3)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to Company employees, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

OTHER RECOUPMENT RIGHTS; NO ADDITIONAL PAYMENTS:
The Board intends to apply this Policy to the full extent of the law. The Committee may require, through execution of the Acknowledgment Form or otherwise, that any employment agreement, equity award agreement, or any other agreement, plan, or arrangement entered into or adopted on or after October 2, 2023 will, as a condition to the grant of any benefit, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under the Sarbanes-Oxley Act of 2002 or other applicable law, regulation, rule, or Company policy, or pursuant to the terms of any employment agreement, equity award agreement, or similar agreement, plan, or arrangement and any other legal remedies available to the Company; provided, that in the event of a conflict between this Policy and any Company policy, employment agreement, equity award agreement, or similar agreement, plan or arrangement, the terms of this Policy will govern.

INDEMNIFICATION PROHIBITED:
The Company is prohibited from indemnifying any Covered Executive against the loss of any Excess Compensation that is repaid, returned, or recovered in accordance with this Policy or any claims relating to the Company’s enforcement of its rights under this Policy. This prohibition also applies to payment to, or reimbursement of, a Covered Executive for premiums for any insurance policy covering any potential losses under this Policy. Further, the Company may not enter into any agreement that exempts any Incentive Compensation from this Policy or that waives the Company’s right to recover any Excess Compensation, and this Policy will supersede any such agreement whether entered into before, on or after October 2, 2023.

DEFINITIONS:
For purposes of this Policy, the following capitalized terms have the meanings set forth below. Capitalized terms not defined in this section are defined elsewhere in this Policy.

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (a) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (b) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

The following types of changes to financial statements do not represent error corrections, and therefore would not trigger application of this Policy: (a) retrospective application of a change in accounting principle; (b) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (c) retrospective reclassification due to a discontinued operation; (d) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; or (e) retrospective revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure. The foregoing list is not intended to be exhaustive and is subject to any changes in applicable accounting standards.

“Covered Executive” means each individual designated as an “officer” of the Company under Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended, and also includes as applicable a Covered Executive’s beneficiaries, heirs, executors, administrators or other legal representatives.

“Eligible Incentive Compensation” means all Incentive Compensation that is Received by a Covered Executive (a) on or after October 2, 2023, (b) who served as a Covered Executive at any time during the performance period for that Incentive Compensation, (c) while the Company has a class of securities listed on The Nasdaq Stock Market LLC (“Nasdaq”) or another national securities exchange or national securities association, and (d) during the applicable Recovery Period. For purposes of clarity, in order for Incentive Compensation to qualify as Eligible Incentive Compensation, all four of the conditions listed in this definition must be satisfied.

“Excess Compensation” means, with respect to each Covered Executive in connection with an Accounting Restatement, the amount of Eligible Incentive Compensation that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid, as determined by the Committee.

“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) are considered Financial Reporting Measures for purposes of this Policy. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the Securities and Exchange Commission (“SEC”).

“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“Received” - Incentive Compensation shall be deemed “Received” by a Covered Executive in the Company’s fiscal period during which the Financial Reporting Measure applicable to such Incentive Compensation is attained, even if payment or grant of the Incentive Compensation occurs after the end of that period.

“Recovery Period” means, with respect to any Accounting Restatement, the Company’s three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

“Restatement Date” means the earlier to occur of (a) the date the Board, the Committee, or the Company officers authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting

Restatement, or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

Policy Approval, Amendment, Termination, and Revision History

The Board is responsible for approving this Policy. The Board does not anticipate that this Policy will change frequently. If new legal requirements relevant to this Policy arise, the General Counsel is directed to present recommended updates to this Policy to the Board.

The Board may amend this Policy, or may terminate it, in its discretion. Notwithstanding anything in this section to the contrary, no amendment or termination of this Policy will be effective if the amendment or termination would (after taking into account any actions taken by the Company contemporaneously with the amendment or termination) cause the Company to violate any federal securities laws, SEC rule, or the rules of Nasdaq or any national securities exchange or national securities association on which the Company’s securities are then listed.

The recent approval and revision history of this Policy is set forth below:

2023 Incentive Compensation Recovery Policy (“Clawback Policy”)	BOARD APPROVED October 19, 2023
2017 Incentive Compensation Recovery Policy (“Clawback Policy”)	BOARD APPROVED March 16, 2017
2013 Incentive Compensation Recovery Policy (“Clawback Policy”)	BOARD APPROVED March 21, 2013